Yatsen Holding Limited

Floor 39, Poly Development Plaza

No.832 Yue Jiang Zhong Road, Haizhu District

Guangzhou 510335

People’s Republic of China

July 17, 2025

VIA EDGAR

Mr. Al Pavot

Ms. Tayyaba Shafique

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2024 Filed April 22, 2025 File No. 001-39703

Dear Mr. Pavot and Ms. Shafique:

The Company has received the letter dated July 3, 2025 from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to the additional time required to prepare a thorough response to address the comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than August 1, 2025.

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned at +86 20 8730 7310 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4835 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer

cc:

Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Genie Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP